Exhibit 99.1

AMTD announces adoption of a majority independent board structure and promotion of the next-generation leader William Fung as Chief Executive Officer

Hong Kong, December 23, 2020 — AMTD International Inc. (“AMTD International” or “the Company”) (NYSE: HKIB; SGX: HKB), a NYSE and SGX-ST dual-listed company, a subsidiary of AMTD Group Company Limited (“AMTD Group”), a leading comprehensive financial services focused conglomerate, today announced its migration and upgrade of the Company to its “2.0 version” by adopting a majority independent board structure. The Company also announced the promotion of Mr. William Fung to Chief Executive Officer of the Company effective immediately, in addition to his current position of Group Vice President of AMTD Group. Mr. Fung is a rising next-generation leader amongst the founding management team of AMTD Group. These new initiatives of the Company will allow Mr. Calvin Choi, Chairman and Chief Executive Officer of AMTD Group, to focus on the strategic developments and visions to continue building the “IDEAS” concepts of AMTD Group and lead the group to greater heights.

At the recommendation of the nominating and corporate governance committee of the board of directors (the “Board”) of the Company, the Board has elected Dr. Feridun Hamdullahpur, an independent director, as the new chairman; and Mr. Gao Yu, also an independent director, as the new vice chairman.

Mr. Calvin Choi and Mr. Andrew Chiu will leave the Board after successfully led the listing of the Company on NYSE in August last year and subsequently on the SGX-ST in April 2020 to become the first ever NYSE and SGX-ST dual-listed company in history.

Mr. Choi will relinquish the Chief Executive Officer position and responsibilities to Mr. Fung to focus his time and efforts on the strategies and future development plans of the overall AMTD Group which under his leadership has become a financial services-focused conglomerate riding on the success of the “IDEAS” strategy. Mr. Choi will focus on developing multi-disciplinary businesses in Asia spanning across digital services and solutions, K-12 education, premier properties and hotel investments, and professional services.

The Board has appointed Mr. William Fung, currently chief investment officer and head of asset management of the Company, to succeed Mr. Choi as the new chief executive officer.

Mr. Calvin Choi commented, “We uphold the highest standards on corporate governance and continuously align to international best practices and global market standards. We are pleased to announce this new board structure comprising largely of independent directors with both new chairman and new vice chairman positions served by independent directors. Moreover, the Company commits to cultivating and grooming promising new talents and the board’s promotion of William to Chief Executive Officer represents such a commitment. William as a second generation leader will lead the Company on version 2.0 of AMTD International to further the Company’s phenomenal growth and capture future growth opportunities.”

Dr. Feridun Hamdullahpur commented, “the new board is a clear demonstration of the Company’s mission to embrace the highest corporate governance standards and to differentiate its franchise as a “glocal” brand to continuously build and shine in the Asia region and beyond. Together with the independent vice chairman Mr. Gao Yu and the new CEO William Fung and the other fellow board members, we will proudly take the Company to the next transformational journey to build from Asia to global.”

Dr. Annie Koh commented, “I welcome the new independent board structure that serves to attain the highest corporate governance standards. AMTD International is committed to building a world class financial institution, connecting the dots between the Greater Bay Area to ASEAN and beyond.”

Mr. William Fung commented, “It is my great honour to be appointed as the new Chief Executive Officer and I am grateful for the trust and support that Calvin and the Board have in me. Under the leadership of Calvin and guidance from the Board, the Company have achieved numerous corporate milestones in the past few years, including the successful listing on NYSE in August 2019 and SGX in April 2020. Despite the global pandemic, AMTD International has achieved another strong year both financially and in terms of continuous business development and expansion. I am honoured to be entrusted with such important responsibility to lead the Company in the post-pandemic era. I am pleased to witness our AUM growing at a phenomenal pace of over 185% since 2017 to reach over US$3.5 billion as of June 30, 2020. For investment banking, within the past 2 years we executed over 100 international capital markets transactions, raising over US$22 billion of proceeds for our Asian clients including a number of landmark transactions. I am very excited and optimistic about all the opportunities ahead, and confident in taking the Company to the next level. Together with the senior management team of the Company, I look forward to working closely with the Board under the guidance of Dr. Hamdullahpur and Mr. Yu Gao to deliver maximum values for our shareholders, investors, business partners and staffs of AMTD International.”

Mr. Andrew Chiu commented, “It is good to see the Company continuing to evolve following its successful listing on both NYSE and SGX-ST. I wish the Company every success on its future path, future collaborations and long-term partnerships.”

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB; SGX: HKB) is a premier Hong Kong-headquartered financial institution group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.” For the Company’s announcements, please visit http://ir.amtdinc.com/News.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AMTD’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.